UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 16, 2016

Celladon Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-36183	33-0971591
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12707 High Bluff Drive, Suite 200 San Diego, CA		92130
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (858) 350-4355

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On February 16, 2016, Celladon Corporation (the “Company”) and Eiger BioPharmaceuticals, Inc. (“Eiger”) mutually agreed to extend the End Date (as defined below) under the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of November 18, 2015, by and among the Company, Celladon Merger Sub, Inc. and Eiger, pursuant to Section 9.1(b) of the Merger Agreement.

Section 9.1(b) of the Merger Agreement provides that if the Securities and Exchange Commission (the “SEC”) has not declared the Company’s registration statement on Form S-4 effective by a date which is 60 days prior to March 31, 2016 (the “End Date”), either the Company or Eiger may extend the End Date for an additional 60 days. As a result of the mutual agreement of the Company and Eiger, the End Date has now been extended until May 30, 2016.

The extension of the End Date under the Merger Agreement automatically extends until May 30, 2016 the term of the Subscription Agreement, dated as of November 18, 2015, by and among Eiger, current stockholders of Eiger and certain new investors in Eiger, pursuant to which Eiger agreed to sell, and the purchasers listed therein agreed to purchase, shares of Eiger common stock for an aggregate purchase price of $39.5 million, including the conversion of the $6.0 million in aggregate principal amount outstanding under, and all interest accrued on, certain convertible promissory notes of Eiger.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Celladon has filed a registration statement on Form S-4 with the SEC including a proxy statement/prospectus/information statement. The registration statement was declared effective by the SEC on February 12, 2016. The proxy statement/prospectus/information statement and any other relevant documents filed by Celladon with the SEC may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Celladon by directing a written request to: Celladon Corporation, 12707 High Bluff Dr. #200, San Diego, CA 92130, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Celladon and its directors and executive officers and Eiger and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Celladon in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus/information statement referred to above. Additional information regarding the directors and executive officers of Celladon is also included in Celladon’s Annual Report on Form 10-K for the year ended December 31, 2014 and the proxy statement for Celladon’s 2015 Annual Meeting of Stockholders. These documents are available free of charge at the SEC web site at www.sec.gov and from Investor Relations at Celladon at the address described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Celladon Corporation

Dated: February 16, 2016
	By:	/s/ Andrew C. Jackson
Andrew C. Jackson
Chief Financial Officer

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